Exhibit 99.1

Polestar reports fourth quarter select and full-year 2025 financial results

•	Record retail sales of 60,119 cars (+34% YoY); revenue surpassed USD 3 billion (+50% YoY)

•	Adjusted Gross Profit near breakeven; gross loss impacted by impairment expenses

•	Continued product cost, headcount and fixed cost reductions yielding meaningful savings

•	Improved capital structure profile and liquidity position

•	Cash position of approx. USD 1.2 billion as at 2025 year-end

•	2026 guidance: low double-digit volume growth

GOTHENBURG, SWEDEN – April 17, 2026 – Polestar (Nasdaq: PSNY) today presents its consolidated financial results and operational metrics for the year and three months ended December 31, 2025.

Michael Lohscheller, Polestar CEO, said: “2025 was a record year for Polestar, with retail sales of over 60,000 cars and revenue surpassing USD 3 billion. Our strong commercial performance was driven by the expansion of our sales network and strength of our model line-up.

"Since June 2025 to-date, we have strengthened our balance sheet and improved our debt and liquidity positions through a total of USD 1.2 billion in equity injections, approx. USD 0.6 billion debt-to-equity conversions, partially executed and planned, and an agreement of a three-year extension of the USD 0.7 billion shareholder loan.

"In 2026, our operational focus will be on the continued expansion of our sales network, growing our sales points by a planned 20%, to coincide with the largest model offensive in our history, with four new models planned during the next three years. While we expect market conditions to become more challenging, amid ongoing geopolitical developments, we will continue to drive financial performance, building on our achievements in 2025, with an improved model mix, sustained cost reduction and financial discipline."

Key financial and operational highlights for 2025 (year-on-year comparison)

•	Retail sales volumes up 34% driven by accelerated transition to an active selling model, retail expansion and attractive model line-up

•	Revenues up 50% to USD 3,058 million, driven by higher sales volumes

•	Gross margin of (35)% impacted by impairment expenses of approx. USD 1.1 billion

•	Adjusted gross loss of USD (22) million, significantly improved by USD 232 million

•	Selling, general and administrative expenses reduced year-on-year

•	Net loss of USD (2,357) million, mainly driven by impairment expense, net of reversals of approx. USD (1,050) million

•	Adjusted EBITDA loss of USD (783) million, an improvement of USD 297 million year-on-year

•	2025 year-end cash position of USD 1,159 million

•	New equity of USD 0.5 billion raised from existing and external investors

Since the start of 2026

•	New equity of USD 0.7 billion raised from external investors

•	Debt-to-equity conversion of approx. USD 639 million of loans outstanding to Geely Sweden and Volvo Cars with USD 274 million already executed

•	Extension of maturity of Volvo Cars' USD 726 million shareholder loan from December 2028 to December 2031

•	Largest model offensive in Polestar’s history: four new cars planned in three years (Polestar 5 in 2026, Polestar 4 new variant in 2026, Polestar 2 next generation in 2027 and Polestar 7 in 2028)

•	Intention to consolidate manufacturing of Polestar 3 in Charleston, South Carolina, USA to drive efficiencies

•	2026 guidance with market conditions becoming more challenging, amid ongoing geopolitical developments: volume growth at low double-digit rate

Financial guidance

Polestar has continued to make major strides in its commercial transformation supported by accelerated retail expansion and the strength of its attractive model line-up in a challenging geopolitical and economic environment.

Looking to 2026, the global environment is expected to remain highly uncertain given recent geopolitical developments. As previously indicated, retail sales volumes are expected to increase at a low double-digit rate, with a continued focus on quality revenue. The sales mix is expected to further evolve with an increasing share of Polestar 4 coupe, our best-selling model, complemented later in 2026 with the introduction of new Polestar 4 SUV variant.

Key financial highlights

The table below summarizes key financial results for the 12 months ended December 31, 2025:

	For the year ended December 31,
(in millions of U.S. dollars)	2025	2024	Change, %
Revenue	3,058	2,034	50.3
Cost of sales	(4,142)	(2,910)	(42.3)
Impairment expense, net of reversals	(1,050)	(622)	(68.8)
Other cost of sales	(3,092)	(2,288)	(35.1)
Gross loss	(1,084)	(876)	(23.7)
Gross margin, %	(35.4)	(43.1)	7.7ppts
Adjusted Gross Loss (non-GAAP) [1]	(22)	(254)	91.4
Adjusted Gross Margin (non-GAAP) [1], %	(0.7)%	(12.5)%	11.8ppts
Selling, general and administrative expense	(856)	(891)	3.8
Research and development expense	(78)	(38)	(102.4)
Other operating income	52	59	(11.8)
Other operating expense	(88)	(24)	(268.7)
Foreign exchange gains (losses) on operating activities, net	44	(44)	201.0
Operating loss	(2,009)	(1,813)	(10.8)
Net loss	(2,357)	(2,050)	(15.0)
Adjusted EBITDA (non-GAAP) [1]	(783)	(1,080)	27.5

(1) Non-GAAP measure. See Appendix C for details and a reconciliation of non-GAAP metrics to the nearest GAAP measure.

•	Retail sales totaled 60,119 cars, representing growth of 34.0% year-on-year (YoY) from 44,851 cars in the comparable period, driven by the transition to an active selling model, accelerated retail expansion and an attractive model line-up.

•	Revenue of USD 3,058 million, up by 50.3% from USD 2,034 million a year earlier, driven predominantly by higher volumes, a growing share of higher priced models (Polestar 3 and Polestar 4) in the sales mix, and carbon credits sales partially offset by pressure on pricing in a competitive and challenging market environment. Carbon credits sales totaled USD 211 million in the period from USD 11 million a year earlier, including USD 19 million worth of carbon credits sales booked in other operating income (2024: USD nil).

•	Cost of sales increased to USD (4,142) million, an increase of 42.3% from USD (2,910) million in 2024, mainly due to higher sales volumes and related increased production volumes and carline mix, as well as higher duties and tariffs related to increase in tariffs, primarily from China to the EU; higher cost of sales includes impairment expenses on tangible and intangible assets net of reversals of USD (1,050) million (2024: USD (622) million).

•	Gross margin was a negative (35.4)%, an improvement from (43.1)% in the comparable period, and includes impairment expenses booked in 2025.

•	Adjusted Gross Margin at near-breakeven of (0.7)%, an improvement from (12.5)% a year earlier; Adjusted Gross Loss significantly reduced to USD (22) million from USD (254) million in 2024 mainly as a result of evolving product and geographical sales mix, reduction in materials costs and higher carbon credits sales, lower adjustment of residual value guarantee in North American markets and positive impact from the China JV settlement partially offset by pressure on pricing and tariffs and collateral impact on inventory net realizable value.

•	Selling, General and Administrative (SG&A) expenses improved to USD (856) million from USD (891) million in 2024; expenses decreased by USD 100 million due to optimized marketing and advertising expenses, cost discipline and organizational restructuring with reduced headcount (from 2,547 in December 2024 to 1,686 in December 2025) but were partially offset by higher sales agent remuneration, by USD 65 million year-on-year, linked to growing retail sales volumes.

•	Research and development (R&D) expenses increased to USD (78) million from USD (38) million in the comparable period, driven by higher spend due to commencement of new programs with a lower capitalization rate.

•	Operating loss was USD (2,009) million compared to USD (1,813) million in 2024, primarily due to factors described above; other net operating income/expense was higher due to restructuring expenses related to headcount reduction and real-estate downsizing.

•	Net loss of USD (2,357) million, compared to net loss of USD (2,050) million in 2024, driven by factors described above; finance income was lower due to lower interest rates; finance expense was higher on higher levels of outstanding external financing; net foreign exchange gains on financial activities arose from positive FX movements; positive fair value changes from Earn-out rights and Class C shares were lower due to a smaller relative depreciation of Polestar's share price over the period compared to prior year; share of losses in associates increased due to the capital contributions made by Polestar in its China associate in 2025 which triggered recognition of previously unrecognized losses.

•	Adjusted EBITDA of USD (783) million, improved by USD 297 million from USD (1,080) million in the comparable period, is a result of achieving near-breakeven Adjusted Gross Loss and optimizing SG&A expenses, which were partially offset by increased R&D expenses and higher sales agent remuneration.

•	Further details are provided in the reconciliation tables for non-GAAP measures in Appendix C.

Select results for Q4 2025

The table below summarizes key operational and financial results and provides the year-on-year (YoY) comparison for the three months ended December 31, 2026:

	For the three months ended December 31,
(in millions of U.S. dollars)	2025	2024	Change, %
Retail sales, units	15,608	12,256	27.3

Revenue	887	575	54.3
Gross Loss	(335)	(846)	60.4
Gross margin, %	(37.8)%	(147.1)%	109.3ppts
Adjusted Gross Profit / (Loss) (non-GAAP)[1], %	17	(224)	nm
Adjusted Gross Margin (non-GAAP)[1], %	1.9%	(39.0)%	40.9ppts
Net loss	(799)	(1,183)	32.5
Adjusted EBITDA (non-GAAP)[1]	(223)	(470)	52.6

(1)	Non-GAAP measure. See Appendix C for details and a reconciliation of non-GAAP metrics to the nearest GAAP measure.

For the three months ended December 31, 2025:

•	Retail sales totaled 15,608 cars, up 27.3% YoY from 12,256 cars a year earlier, supported by retail expansion and an attractive model line-up.

•	Revenue of USD 887 million, up by 54.3% from USD 575 million in the comparable period, driven predominantly by retail sales volumes and channel and product mix developments with a further positive contribution from carbon credits sales, lower residual value guarantee adjustment related to the North American markets and positive FX impact offset by pressure on pricing due to competitive and challenging pricing and market environment. Carbon credits sales totaled USD 88 million in the period from USD 11 million a year earlier, including USD nil million worth of carbon credits sales booked in other operating income (Q4 2024: USD nil million).

•	Gross margin at (37.8)%, an improvement of 109.3ppts from (147.1)% a year earlier, mainly due to lower impairment expenses of USD 340 million booked in the fourth quarter of 2025 compared to USD 622 million booked in the fourth quarter of 2024.

•	Adjusted Gross Margin turning positive at 1.9%, an improvement of 40.9ppts from (39.0)% in the comparable period, mainly due to favorable product and margin mix, especially due to Polestar 4 sales, higher carbon credits sales, and lower adjustment of residual value guarantee in North American markets partially offset by pressure on pricing and higher tariffs.

•	Net loss of USD (799) million, compared to net loss of USD (1,183) million for the fourth quarter of 2024, is better due to factors mentioned above and lower impairment expenses booked in Q4 2025.

•	Adjusted EBITDA loss of USD (223) million, compared to Adjusted EBITDA loss of USD (470) million for the fourth quarter of 2024, mainly due to improvement from Adjusted Gross Loss of USD (224) million in Q4 2024 to Adjusted Gross Profit of USD 17 million in Q4 2025.

Key operational highlights

The table below summarizes key operational results as of and for the 12 months and three months ended December 31, 2025:

	For the year ended December 31,			For the three months ended December 31,
	2025	2024	Change, %	2025	2024	Change, %
Retail sales [1]	60,119	44,851	34.0	15,608	12,256	27.3
• including external vehicles with repurchase obligations[2]	2,366	1,651	43.3	914	481	90.0
• including internal vehicles	3,455	2,927	18.0	772	723	6.8
Markets[3]	28	27	+ 1 market
Sales points[4]	211	175	20.6
of which sales points, excluding China	211	140	50.7
Service points[5]	1,243	1,170	6.2

(1)	Retail sales figures are sales to end customers. Retail Sales include new cars handed over via all sales channels and all sale types, including but not restricted to internal, fleet, retail, rental and leaseholders’ channels across all markets irrespective of their market model and setup and may or may not generate directly revenue for Polestar.

(2)	In the year ended December 31, 2025 this number includes 179 cars that were handed over as security under a financing arrangement.

(3)	Represents the markets in which Polestar operates.

(4)	Represents Sales Points, including retail locations which are physical facilities (such as showrooms), actively selling Polestar cars, and pre-space activations, which represent locations with an ongoing project to build a retail location that have already started selling Polestar cars.

(5)	Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.

•	Retail sales totaled 60,119 cars in the year ended December 31, 2025, representing growth of 34%, compared with 44,851 new cars sold in 2024, driven by the transition to an active selling model, accelerated retail expansion and an attractive model line-up.

•	Sales points, excluding China, grew at 51%. In 2025, Polestar opened 71 new retail sales points with a total of 211 sales points at the end of 2025. During 2025, Polestar signed up 54 new retailers with a total of 158 retail partners, representing an increase of 52%, at the end of 2025.

•	The increase in external sales with a repurchase obligation is primarily related to the delivery of Polestar 4 cars under a financing agreement in the German market.

•	Polestar increased sales of internal cars to support its retail network expansion.

Key cash flow highlights

The table below summarizes cash flow for the 12 months ended December 31, 2025:

For the year ended December 31,
(in millions of U.S. dollars)	2025
Beginning cash	739
Operating	(915)
Investing	(521)
Financing	1,693
Foreign exchange effect on cash and cash equivalents	163
Ending cash	1,159

•	Operating cash outflow of USD (915) million, mainly driven by the operating loss net of non-cash adjustments, finance expenses and negative working capital movements due mainly to an increase in trade receivables due to high sales volumes in December and a decrease in trade payables offset by continuing inventory unwind.

•	Investing cash outflow of USD (521) million included additions to property, plant, and equipment as well as intangible assets and additions to investment in associates; investments were predominantly driven by investments in intellectual property and tangible assets related mainly to the model years of Polestar 3 and Polestar 4, Polestar 4 new variant, and to prepare for the commencement of production of Polestar 5 in Wuhan and Chongqing (China) in January 2026 as well the production of Polestar 4 in Busan (Korea) factory in H2 2025.

•	Financing cash inflow of USD 1,693 million, driven by net increase in proceeds from mainly short-term borrowing and, to a lesser extent, long-term borrowings and the new equity raises of a total of USD 500 million in June and December 2025. During the period, Polestar received a USD 200 million PIPE investment from PSD Investment Limited in June 2025 and USD 300 million investment from NATIXIS and BBVA in December 2025 as well as secured and renewed financing facilities.

•	Cash position of USD 1,159 million, compared to the 2024 year-end cash position of USD 739 million.

Key loan facilities and funding highlights

•	During 2025, approx. USD 4.6 billion of debt facilities were either renewed (approx. USD 3.0 billion) or newly secured (approx. USD 1.6 billion).

•	New facilities include previously announced secured term facilities of up to USD 450 million, EUR 150 million of term facilities, approx. CNY 2.8 billion in working capital facilities and USD 600 million in new Shareholder loan facility with Geely Sweden Holdings AB. This includes new facilities of USD 600 million secured in Q4 2025.

•	Renewed facilities include EUR 480 million for the renewed Green Trade Finance Facility (TFF), and approx. USD 2.4 billion of working capital facilities, of which CNY 3.0 billion was renewed in Q4 2025.

•	From June 2025 to March 2026, Polestar secured USD 1.2 billion of new equity:

•	Polestar secured a USD 200 million PIPE investment from PSD Investment Limited, an entity that is controlled by Mr. Shufu (Eric) Li, Founder and Chairman of Geely Holding Group, in June 2025.

•	In December 2025, Polestar secured USD 300 million from NATIXIS and BBVA.

•	In February 2026, Polestar secured USD 400 million from Feathertop Funding Limited, a special purpose vehicle consolidated to Sumitomo Mitsui Banking Corporation, and Standard Chartered Bank (Hong Kong) Limited.

•	In March 2026, Polestar secured USD 300 million from investors including Credit Agricole CIB, Vida France S.A., Innovator Limited and Proximaster Holdings Company.

•	In February 2026, Green Trade Finance Facility (TFF) with a syndicate of global banks restructured and renewed for EUR400 million. Additionally, approximately USD 570 million in working capital loans was renewed.

•	Geely Sweden and Volvo Cars agreed to convert approx. USD 639 million of loans outstanding to Polestar into equity with USD 274 million converted by Volvo Cars on March 31, 2026; Volvo Cars is expected to carry out a second debt-to-equity conversion later during the second quarter, totaling approximately USD 65 million.

•	On March 31, 2026, Volvo Cars extended the remaining USD 726 million shareholder loan to December 2031. Additionally, approximately USD 380 million in working capital loans was renewed.

•	Debt covenants and other covenants with Club Loan facility banks agreed and amended for test periods in 2025 and 2026.

The Company was in compliance with its covenants as of December 31, 2025.

The Company continues to have a constructive dialogue with lenders of the Company’s USD 950 million Club Loan regarding its future club loan obligations. On March 31, 2026, the Club Loan lenders agreed to amend the debt-to-asset ratio range for all test periods for 2026 as well as the minimum revenue covenant for 2026. Polestar complied with Club Loan covenants as of December 31, 2025.

In December 2025, Polestar, as borrower, entered into a credit agreement with a wholly owned subsidiary, as lender, of Geely Sweden Holdings AB in relation to a subordinated term loan facility of up to USD 600 million, of which the last USD 300 million would require lender consent based on Polestar’s future liquidity needs. The term loan facility is available to Polestar for general corporate purposes.

In February 2022, Polestar entered into an uncommitted TFF with a syndicate of leading global banks, to support its working capital requirements. The TFF was restructured and renewed for EUR400 million in February 2026.

Since December 2025, Polestar announced external equity investment of a total of USD 1 billion by institutional investors, including NATIXIS and BBVA, with USD 150 million each; Feathertop Funding Limited, a special purpose vehicle consolidated to Sumitomo Mitsui Banking Corporation, and Standard Chartered Bank (Hong Kong) Limited, with USD 200 million each; and Crédit Agricole CIB, Vida Finance S.A., Innovator Limited and Proximaster Holdings Company, with different amounts each. Concurrent with the purchase, these financial institutions have each entered into a put option arrangement with a wholly-owned subsidiary of Geely Sweden Holdings AB, which provides the financial institutions with an exit path, if needed, in three years with certain returns, as part of this equity financing arrangement. The price per Class A ADS to be purchased at each closing was USD 19.34. The financial institutions will not have any restrictions on the sale of the Class A ADSs they receive, subject to any applicable securities laws.

In conjunction with the equity financing in December 2025, Geely Sweden Holdings AB agreed with Polestar to convert approximately USD 300 million of its outstanding principal and interest owed by Polestar under a Term Facility Agreement, dated 8 November 2023, into equity at the conversion price of USD 19.34. The conversion is expected to be completed after the receipt of any necessary regulatory approvals.

On March 31, 2026, Volvo Cars converted approximately USD 274 million of its outstanding shareholder loan into Polestar's equity, while also extending the maturity of the remaining USD 726 million shareholder loan to December 2031. Following completion of the previously announced approximate USD 300 million debt-to-equity conversion by Geely Sweden Holdings AB, Volvo Cars is expected to carry out a second debt-to-equity conversion later during the second quarter, totaling approximately USD 65 million. In doing so, Volvo Cars’ ownership in Polestar will remain at approximately 19.9%. The conversion price of USD 16.97 was set at 95 per cent of the 30-day volume-weighted average price in Polestar shares up to 27 March 2026.

With the support from Geely Holding Group, we have implemented significant steps to strengthen our balance sheet and improve our debt and liquidity positions, and we continue to consider new equity and debt funding.

ADS ratio change

On 9 December 2025, Polestar effected the ADS ratio change. Specifically, the Company’s Class A, Class B, Class C-1 and Class C-2 American Depositary Shares (collectively, the “ADSs”) ratio to the respective Class A, Class B, Class C-1 and Class C-2 ordinary shares (the “ADS Ratio”) changed from an ADS Ratio of one (1) ADS to one (1) ordinary share, to the a new ADS Ratio of one (1) ADS to thirty (30) ordinary shares.

Key recent developments and business highlights

•	Polestar commenced sales in France, its 28th market, in June 2025 with all three models available to order

•	Polestar 7, a premium compact SUV, was announced

•	Polestar 5 Grand Tourer revealed at IAA Mobility in Munich

•	Polestar publishes full Life Cycle Assessment for Polestar 5, strengthening industry-leading transparency

•	Polestar 4 achieves 5-star Euro NCAP safety rating

•	Polestar 4 wins the 2025 Mille Miglia Green

•	Polestar 4 receives Red Dot “Best of the Best” design award

•	Polestar 4 will be the first car to integrate Google Maps’ live lane guidance, winning the AutoBest Smartbest 2026 award

•	Polestar 3 introduces Abbey Rode Mode via over-the-air-update

•	Polestar 3 sets Guinness World Record for longest journey travelled by an electric SUV on a single charge

•	Polestar 3 upgraded with 800 Volt electrical architecture and peak DC charging rate of up to 350 kW for the 2026 model year

•	Polestar 3 named safest executive car of 2025

•	Polestar scales battery circularity by confirming up to 50% recycled cobalt in Polestar 2 and Polestar 3

•	Polestar announces Google Gemini to be introduced across model line-up via over-the-air updates

•	Polestar Charge now offers 1 million charge points through its partners

Calendar

Polestar expects to publish Q1 2026 select financial results on 7 May 2026 and host an audio call; further details will be available on Polestar's Investor Relations website in due course.

Notes

All financial figures are in millions of U.S. dollars (USD). Unless otherwise stated, the performance shown in this press release covers the 12-month period to December 31, 2025 (FY 2025) and is compared to the 12-month period to December 31, 2024 (FY 2024) and the three-month period to December 31, 2025 (Q4 2025) and is compared to the three-month period to December 31, 2024 (Q4 2024).

Contacts

Anna Gavrilova

Head of Investor Relations

anna.gavrilova@polestar.com

Theo Kjellberg

Head of Corporate Communications

theo.kjellberg@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand with a focus on uncompromised design and innovation, and the ambition to accelerate the change towards a sustainable future. Headquartered in Gothenburg, Sweden, its cars are available in 28 markets globally across North America, Europe, and Asia Pacific.

Polestar has four models in its line-up: Polestar 2, Polestar 3, Polestar 4, and Polestar 5. Planned models include Polestar 4 new variant (to be introduced in the last quarter of 2026), Polestar 2 successor (to be launched early in 2027), Polestar 7 compact SUV (to be introduced in 2028) and the Polestar 6 roadster. With its vehicles currently manufactured on two continents, North America and Asia, Polestar is diversifying its manufacturing footprint further, with production of Polestar 7 planned in Europe.

Polestar has an unwavering commitment to sustainability and has set an ambitious roadmap to reach its climate targets: halve greenhouse gas emissions by 2030 per-vehicle-sold and become climate-neutral across its value chain by 2040. Polestar’s comprehensive sustainability strategy covers the four areas of Climate, Transparency, Circularity, and Inclusion.

Statement regarding unaudited financial and operational results

The unaudited financial and operational information published in this press release is subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from work performed during Polestar’s year-end audit. This could result in differences from the unaudited operational and financial information published herein. For the avoidance of doubt, the unaudited operational and financial information published in this press release should not be considered a substitute for the financial information filed with the SEC in Polestar’s Annual Reports on Form 20-F.

Forward-looking statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Cars and Geely, original equipment manufacturers, vendors and technology providers; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain; (3) Polestar’s ability to raise additional funding; (4) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (5) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (6) Polestar’s ability to continue to meet stock exchange listing standards; (7) changes in domestic and foreign business, market, financial, political and legal conditions; (8) demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales; (9) delays in the expected timelines for the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (10) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (11) risks related to product recalls, regulatory fines and/or an unexpectedly high volume of warranty claims; (12) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes; (13) the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (14) risks related to future market adoption of Polestar’s offerings; (15) risks related to Polestar’s current distribution model and the evolution of its distribution model in the future; (16) the effects of competition and the high barriers to entry in the automotive industry and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (17) changes in regulatory requirements (including environmental laws and regulations and regulations related to connected vehicles), governmental incentives, tariffs and fuel and energy prices; (18) Polestar’s reliance on the development of vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (19) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from electric vehicle fires; (20) the outcome of any potential litigation, including litigation involving Polestar and Gores Guggenheim, Inc., government and regulatory proceedings, including the NHTSA investigation into the Polestar 2 rear view camera, tax audits, investigations and inquiries; (21) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (22) the impact of the ongoing conflict between Ukraine and Russia and the conflict with Iran and the conflict in the Red Sea; and (23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

Appendix A

Polestar Automotive Holding UK PLC

Consolidated Statement of Income (Loss)

(in millions of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	2025	2024[1]
Revenue	3,058	2,034
Cost of sales	(4,142)	(2,910)
Impairment expense, net of reversals	(1,050)	(622)
Other cost of sales	(3,092)	(2,288)
Gross loss	(1,084)	(876)
Selling, general and administrative expense	(856)	(891)
Research and development expense	(78)	(38)
Other operating income	52	59
Other operating expense	(88)	(24)
Foreign exchange gains (losses) on operating activities, net	44	(44)
Operating loss	(2,009)	(1,813)
Finance income	9	24
Finance expense	(385)	(341)
Foreign exchange gains (losses) on financial activities, net	50	(53)
Fair value changes - Earn-out rights and Class C shares	23	129
Share of losses in associates	(49)	(5)
Loss before income taxes	(2,361)	(2,059)
Income tax benefit	4	9
Net loss	(2,357)	(2,050)

(1)	Certain figures and descriptions were re-presented (see 'Voluntary re-presentation from previous year' in Note 2 - Material accounting policies and use of significant judgements and estimates in our Consolidated Financial Statements).

Polestar Automotive Holding UK PLC

Consolidated Statement of Financial Position

(in millions of U.S. dollars unless otherwise stated)

	As of December 31,
	2025	2024[1]
Assets
Non-current assets
Intangible assets and goodwill	700	1,041
Property, plant and equipment	293	538
Vehicles under operating leases	101	56
Other assets	55	40
Deferred tax assets	92	82
Total non-current assets	1,241	1,756
Current assets
Cash and cash equivalents[2]	1,159	739
Trade receivables and other receivables	342	233
Inventories	853	1,079
Current tax assets	11	5
Other assets	323	242
Total current assets	2,689	2,298
Total assets	3,930	4,054
Equity
Share capital	(28)	(21)
Other contributed capital	(4,133)	(3,625)
Foreign currency translation reserve	15	63
Accumulated deficit	9,269	6,912
Total equity	5,122	3,329
Liabilities
Non-current liabilities
Contract liabilities	(76)	(61)
Deferred tax liabilities	(1)	(1)
Provisions	(134)	(95)
Other liabilities	(37)	(71)
Earn-out liability	(4)	(29)
Loans and borrowings	(2,499)	(2,281)
Lease liabilities	(94)	(104)
Total non-current liabilities	(2,844)	(2,642)
Current liabilities
Trade payables	(1,107)	(894)
Accrued expenses	(425)	(520)
Advance payments from customers	(16)	(17)
Provisions	(121)	(73)
Loans and borrowings	(3,861)	(2,658)
Current tax liabilities	(12)	(29)
Lease liabilities	(37)	(31)
Contract liabilities	(37)	(38)
Class C Shares liability	(5)	(4)
Other liabilities	(587)	(478)
Total current liabilities	(6,208)	(4,741)
Total liabilities	(9,052)	(7,383)
Total equity and liabilities	(3,930)	(4,054)

(1)	Certain figures and descriptions were re-presented (see 'Voluntary re-presentation from previous year' in Note 2 - Material accounting policies and use of significant judgements and estimates in our Consolidated Financial Statements).

(2)	Excludes restricted deposits.

Polestar Automotive Holding UK PLC

Consolidated Statement of Cash Flows

(in millions of U.S. dollars unless otherwise stated)

	For the year ended December 31,
	2025	2024
Cash flows from operating activities
Net loss	(2,357)	(2,050)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	53	56
Warranty provisions	89	35
Impairment of inventory (NRV)	156	90
Impairment of property, plant, and equipment, vehicles under operating leases, and intangible assets, net of reversals	1,050	622
Finance income	(9)	(24)
Finance expense	385	341
Fair value change - Earn-out rights and Class C Shares	(23)	(129)
Income tax benefit	(4)	(9)
Share of losses in associates	49	5
Net losses on derecognition and disposal of property, plant and equipment and intangible assets	31	6
Litigation provisions, net of insurance	3	(2)
Other provisions	74	13
Exchange rate (income) loss, net	(66)	62
Other non-cash expense and income	38	20
Changes in operating assets and liabilities:
Inventories	292	(255)
Contract liabilities	2	(32)
Trade and other receivables, prepaid expenses, and other assets	(134)	85
Trade payables, accrued expenses, and other liabilities	(170)	465
Restricted deposits	(25)	(9)
Interest received	9	21
Interest paid	(337)	(293)
Taxes paid	(21)	(8)
Cash used for operating activities	(915)	(991)
Cash flows from investing activities
Additions to property, plant, and equipment	(159)	(148)
Additions to intangible assets	(296)	(209)
Additions to investment in associates	(64)	(34)
Additions to other non-current assets	(7)	(21)
Proceeds from sale of property, plant and equipment	5	—
Cash used for investing activities	(521)	(413)
Cash flows from financing activities
Proceeds from short-term loans and borrowings	4,155	3,411
Proceeds from long-term loans and borrowings	191	938
Repayments of loans and borrowings	(3,117)	(2,890)
Proceeds from equity issuance	498	—
Proceeds from related party capital contribution	—	—
Repayments of lease liabilities	(34)	(36)
Cash provided by financing activities	1,693	1,424
Effect of foreign exchange rate changes on cash and cash equivalents	163	(49)
Net increase (decrease) in cash and cash equivalents	420	(29)
Cash and cash equivalents at the beginning of the period	739	768
Cash and cash equivalents at the end of the period	1,159	739

Appendix B

Impairment

•	For the impairment assessment, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets (i.e., a cash-generating-unit or CGU). For the years ended December 31, 2025 and 2024, Polestar had four lower-level cash generating units: (1) the Polestar 2, (2) the Polestar 3, (3) the Polestar 4, and (4) Internal Development Projects (IDP), mainly comprised of the Polestar 5, Polestar 6, and PX2 powertrain, as well as the Polestar Group level CGU.

•	For the year ended December 31, 2025, the recoverable amount for each CGU was based on their value in use and calculated based on estimations of future cash flows using assumptions that were generally consistent with the 2026-2030 business plan, adjusted where necessary to reflect changes in financial conditions and / or expectations in relation to the future subsequent to the preparation of that business plan. Mainly due to slower than expected industry-wide battery electric vehicles (BEV) adoption in the near term, lower demand in the electric vehicles upper premium segment, changes in regulations and policies and competitive dynamics, Polestar recognized additional impairment of USD 41 million, USD 891 million and USD 167 million on the Polestar 2, Polestar 3 and IDP CGU, respectively. As of December 31, 2025, the recoverable amount of the Polestar 2 CGU was USD (210) million, the recoverable amount of the Polestar 3 CGU was USD (190) million and the recoverable amount of the IDP CGU was USD 93 million.

Appendix C

Polestar Automotive Holding UK PLC

Non-GAAP Financial Measures

Polestar uses both generally accepted accounting principles ("GAAP," i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when assessing Polestar's operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures used by management are Adjusted EBITDA, Free Cash Flow, Adjusted Gross Profit / (Loss) and Adjusted Gross Margin.

Adjusted EBITDA is calculated as net loss, adjusted to exclude:

•	Fair value change - Earn-out rights and Class C Shares;

•	Finance expense;

•	Finance income;

•	Foreign exchange gains (losses) on financial activities, net;

•	Income tax benefit (expense);

•	Depreciation and amortization[1];

•	Impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets, net of reversals;

•	Gains (losses) on disposals of investments[2];

•	Restructuring costs[3]; and

•	Unusual other operating income and expenses that are considered rare or discrete events and are infrequent in nature.

1 - Depreciation and amortization includes (a) depreciation and amortization capitalized into the carrying value of inventory sold (i.e., part of inventory costs) and (b) depreciation and amortization expense.

2 - Disposals of investments include disposals, by sales or otherwise, of: (a) debt or equity financial instruments issued by another entity that are held as investments, (b) intangible assets, (c) property, plant, and equipment, and (d) groups of assets and liabilities representing disposal groups that were transferred together as part of individual transactions.

3 - Restructuring costs include expenses associated with programs that were planned and controlled by management, and materially changed either (a) the scope of a business undertaken by the Group or (b) the manner in which business is conducted.

Management reviews this measure and believes it provides meaningful insight into the core business's underlying operating performance and trends, before the effect of any adjusting items.

Free Cash Flow

Free Cash Flow is calculated as cash used for operating activities plus cash used to acquire property, plant and equipment and intangible assets. This measure is reviewed by management and management considers it to be a relevant measure for assessing cash generated by operating activities that are available to repay debts and spend on other strategic initiatives.

Adjusted Gross Profit / (Loss) and Adjusted Gross Margin

Adjusted Gross Profit / (Loss) is calculated as gross loss, adjusted to exclude: (i) expenses arising from the impairment of property, plant and equipment, vehicles under operating leases, and intangibles assets; and (ii) unusual other items of income or expense that are considered rare or discrete events and are infrequent in nature. Adjusted Gross Margin is calculated as Adjusted Gross Profit / (Loss) divided by revenue. These measures are reviewed by management and management considers them to be useful measures for assessing Polestar's historical operating performance as they facilitate comparison between periods by excluding the non-cash impairment expense, the measurement of which includes significant assumptions related to future periods.

Reconciliation of Non-GAAP measures

Adjusted EBITDA

	For the year ended December 31,
(in millions of U.S. dollars)	2025	2024
Net loss	(2,357)	(2,050)
Fair value change - Earn-out rights and Class C shares	(23)	(129)
Finance expense	385	341
Finance income	(9)	(24)
Foreign exchange (gains) losses on financial activities, net	(50)	53
Income tax benefit	(4)	(9)
Depreciation and amortization	147	114
Impairment expense, net of reversals	1,050	622
Losses on disposals of investments	—	5
Restructuring costs	68	—
Unusual other operating income and expense, net[2]	11	(2)
Adjusted EBITDA	(783)	(1,080)

1 - The Foreign exchange (gains) losses on financial activities, net were previously presented under Finance expense in the year ended December 31, 2024. Refer to Voluntary re-presentation from previous year in Note 2 - Material accounting policies and use of significant judgements and estimates) in the Consolidated Financial Statements for further information.

2 - For the year ended December 31, 2025, the amounts relate to: (i) $1,416 related to net gains of sale of PPE and intangibles; and (ii) $12,105 related to the battery recycling provision expense related to cars sold prior to 2025. For the year ended December 31, 2024 the amounts are related to the reduction in litigation provision, net of insurance.

Adjusted EBITDA

	For the three months ended December 31,
(in millions of U.S. dollars)	2025	2024
Adjusted EBITDA
Net loss	(799)	(1,183)
Fair value change - Earn-out rights and Class C shares	(4)	(54)
Finance expense	105	91
Finance income	(3)	(13)
Foreign exchange losses (gains) on financial activities, net	(5)	42
Income tax benefit	43	(13)
Depreciation and amortization	35	38
Impairment expense, net of reversals	338	622
Losses (gains) on disposals of investments	—	5
Restructuring costs	52	—
Unusual other operating income and expense, net	15	(4)
Adjusted EBITDA	(223)	(470)

Adjusted Gross Profit / (Loss)

	For the year ended December 31,
(in millions of U.S. dollars)	2025	2024
Gross loss	(1,084)	(876)
Impairment expense, net of reversals	1,050	622
Battery provision for cars sold prior to 2025[1]	12	—
Adjusted Gross Profit / (Loss)	(22)	(254)

1 - In 2025, Polestar recognized a provision related to its obligations to recycle batteries in vehicles sold into certain markets, principally countries in the EU and the UK. The provision was recognized for all cars sold since Polestar began selling its BEV vehicles in 2021. This adjustment removes the amount of the provision expense related to the cars sold prior to 2025.

Adjusted Gross Profit / (Loss)

(in millions of U.S. dollars)	For the three months ended December 31,
	2025	2024
Gross loss	(335)	(846)
Impairment expense, net of reversals	340	622
Battery provision for cars sold prior to 2025[1]	12	—
Adjusted Gross Profit / (Loss)	17	(224)

1 - In 2025, Polestar recognized a provision related to its obligations to recycle batteries in vehicles sold into certain markets, principally countries in the EU and the UK. The provision was recognized for all cars sold since Polestar began selling its BEV vehicles in 2021. This adjustment removes the amount of the provision expense related to the cars sold prior to 2025.

Adjusted Gross Margin

	For the year ended December 31,
(in millions of U.S. dollars)	2025	2024
Adjusted Gross Profit / (Loss) (a)	(22)	(254)
Revenue (b)	3,058	2,034
Adjusted Gross Margin (a/b)	(0.7)%	(12.5)%

Adjusted Gross Margin

	For the three months ended December 31,
(in millions of U.S. dollars)	2025	2024
Adjusted Gross Profit / (Loss) (a)	17	(224)
Revenue (b)	887	575
Adjusted Gross Margin (a/b)	1.9%	(39.0)%

Free Cash Flow

	For the year ended December 31,
(in millions of U.S. dollars)	2025	2024
Net cash used for operating activities	(915)	(991)
Additions to property, plant, and equipment	(159)	(148)
Additions to intangible assets	(296)	(209)
Free Cash Flow	(1,370)	(1,348)